Exhibit 99.2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX: EQX, NYSE American: EQX) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2019 and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2020 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of August 10, 2020. This discussion covers the three and six months ended June 30, 2020 (“Q2 2020” or the “Quarter”) and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s 2019 Annual Information Form dated May 13, 2020 and its Management Information Circular dated April 6, 2020, which are filed on SEDAR and EDGAR.

Throughout this MD&A cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and expansion capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 34 of this MD&A.

Throughout this MD&A, the operational and financial results of the assets acquired in the merger with Leagold Mining Corporation (“Leagold”) are included from March 10, 2020 onward.

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

CONTENTS
Business Overview	4
Highlights for the Three Months Ended June 30, 2020	4
2020 Outlook	5
Managing COVID-19	6
Operating and Financial Results for the Three and Six Months Ended June 30, 2020	8
Updated 2020 Guidance	10
Operations	11
Development Projects	24
Health, Safety, Environment & Community	26
Corporate	27
Recent Developments	27
Financial Results	28
Liquidity and Capital Resources	31
Outstanding Share Data	32
Commitments and Contingencies	32
Related Party Transactions	33
Non-IFRS Measures	34
Accounting Matters	38
Internal Controls Over Financial Reporting and Disclosure Controls and Procedures	39
Cautionary Notes and Forward-looking Statements	39
Technical Information	41

3

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Business Overview
Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming the premier Americas gold producer. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with six producing gold mines and a seventh mine targeted to achieve production in 2020, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Each asset is wholly-owned by the Company.

Equinox Gold was formed with the strategic vision of building a company that is responsibly and safely producing more than one million ounces of gold annually by the end of 2023. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.

Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American Stock Exchange (“NYSE-A”) in the United States. The Company has warrants that trade on the TSX under the symbol “EQX.WT” and on the OTC Markets in the United States under the symbol “EQXWF”.

Highlights for the Three Months Ended June 30, 2020
Operational

•       Produced 127,016 ounces (“oz”) and sold 125,824 oz of gold

•       Proactive response to COVID-19 global pandemic, including widespread testing of the workforce

•       Resumed mining activities at Los Filos in compliance with Mexican Government COVID-19 restrictions

•       Completed 2.6 million work hours with three lost-time injuries across all sites

Earnings

•       Earnings from mine operations of $85.1 million

•      Net loss of $58.7 million or $0.26 per share driven by non-cash expenses of $48.8 million on the change in fair value of share purchase   warrants due to strong share price performance and $37.6 million on the change in fair value of historical Leagold gold   hedge contracts due to gold price increase

•      Adjusted net income of $26.6 million(1,2) or $0.12 per share(1)

Financial

•       Mine cash costs of $776 per oz(1) and AISC of $900 per oz(1,3)

•       Cash flow from operations before changes in working capital of $61.0 million ($83.7 million after changes in working capital)

•       Adjusted EBITDA of $82.7 million(1)

•       Received proceeds of $157.5 million on the exercise of warrants and options and issued 22.9 million shares

•       Expenditures of $13.3 million in sustaining capital and $11.5 million in expansion capital

•       Temporary Care and maintenance and subsequent ramp-up costs of $16.0 million due to COVID-19

•      Cash and cash equivalents (unrestricted) of $494.1 million at June 30, 2020, after repayment of $22.4 million in loans and  borrowings in the Quarter

[1] Mine cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

[2] Primary adjustments were $48.8 million loss on the change in fair value of share purchase warrants and $37.6 million unrealized loss on the change in fair value of gold hedge contracts.

[3] Consolidated AISC per oz sold excludes corporate general and administration expenses.

4

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

• Net debt(1) of $244.3 million at June 30, 2020 (including $252.6 million of in-the-money convertible notes) Corporate
• Added to the GDX, S&P/TSX Composite and S&P/TSX Global Gold Indices • Changes to the Board of Directors following Annual General Meeting and retirement of Vice Chairman
Construction and development

Castle Mountain

•       Phase 1 construction substantially complete; commenced pre-production mining and stacking ore

•       Phase 2 feasibility study on track for completion in late 2020

Los Filos

•      Guadalupe open pit and Bermejal underground development activities recommenced in June, following a suspension in April and May in compliance with government restrictions related to COVID-19

•       Optimization study for new carbon-in-leach (“CIL”) plant on track for completion in Q4 2020

Santa Luz

•     Finalizing update of costs and engineering for the retrofit and refurbishment of existing infrastructure before a full construction decision in H2 2020; early works activities commenced in Q3 2020

Aurizona

•    Completed a positive preliminary economic assessment (“PEA”) and commenced a pre-feasibility study for the potential to develop an underground mine to complement the existing open-pit mine(4)

Exploration

•      Completed updated Mineral Reserve and Mineral Resource estimates for Mesquite and Aurizona, including a maiden indicated resource at Aurizona’s Tatajuba deposit

•       Advanced exploration programs at Aurizona, Mesquite and Fazenda

2020 Outlook

•      Commenced commissioning new adsorption desorption recovery (“ADR”) plant at Castle Mountain; anticipate first gold pour in Q4  2020

•      Completion of Castle Mountain Phase 2 feasibility study; reviewing potential to expand production to 200,000 oz per year

•      Construction decision for Los Filos optimized CIL plant

•      Construction decision for Santa Luz restart

•      Announced that Doug Reddy, currently EVP Technical Services, will transition into the role of Chief Operating Officer in September 2020 upon the retirement of Attie Roux, the Company’s current Chief Operating Officer

•     Guidance updated to reflect strong performance at Mesquite and Aurizona, lower production at Los Filos related to COVID-19  restrictions, as well as strong first half cost performance across the mines

-        Consolidated production and cost guidance updated to 470,000-530,000 oz of gold at AISC of $975-$1,025 per oz (previously 540,000-600,000 oz of gold at AISC of $1,000-$1,060 per oz)

-        Consolidated capital expenditure guidance essentially unchanged at $90 million for sustaining capital and $144 million for expansion capital, although expenditures on a project-by-project basis have been revised as outlined in Guidance below

[4] The Aurizona PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

5

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Managing COVID-19
Equinox Gold took early precautionary measures at its mine sites and offices to proactively manage issues related to the COVID-19 pandemic. The Company’s crisis management team rapidly implemented preventive measures to help ensure the health, safety and economic wellbeing of the Company’s workforce and local communities, and implemented business continuity protocols so the Company’s mines could continue to operate as effectively as possible. Designated site teams continue to respond to daily changes, circumstances and directives of government and health authorities, and maintain open communication with the Company’s workforce, community leaders and local health providers to develop and share strategies to manage COVID-19.

Health and safety

Each of the Company’s operations has implemented preventive measures in collaboration with the Company’s employees, contractors, host communities and governments to limit COVID-19 exposure and transmission as much as possible. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control, consulting health professionals, and the local, state and federal governments at each of its sites.

In advance of resuming operations at Los Filos, the Company proactively tested the entire Los Filos workforce to help prevent introduction of the COVID-19 virus to the mine site. The Company has initiated routine COVID-19 testing at all of its sites with the objective of identifying carriers early so that they can self-isolate before inadvertently spreading the virus to others. All individuals who test positive, regardless of whether they show any symptoms, are asked to immediately self-isolate for two weeks and can only return to work once they have tested negative for COVID-19 and been cleared for work by a health professional. While all of the Company’s sites have experienced some cases of COVID-19, the vast majority of cases have been asymptomatic. Proactive testing, enhanced health and safety measures and the Company’s “test, trace, isolate” protocol have helped the Company to reduce transmission of the COVID-19 virus to protect both its workforce and local communities.

Actions taken include:

•       Travel restrictions with non-essential travel prohibited and mandatory self-isolation after travel

•       Sites access is limited to essential personnel only

•       Enhanced health checks including completion of health questionnaires and temperature checks

•       Routine COVID-19 testing with a test, trace, isolate protocol

•       Enhanced medical protocols for rapid isolation, care and transport should anyone show any symptoms or test positive

•       Enforced physical distancing at sites with staggered meal times, smaller site teams, optimized rotation schedules, physical distancing, virtual meetings and masks in transportation vehicles or where physical distancing is more difficult

•       Increased cleaning and sanitizing of public spaces and transportation vehicles

•       Extra protective gear at sites including masks, gloves and face shields, depending on duties and level of interaction

•       Enforced safety precautions with suppliers

•       Supply chain and gold shipment continuity plans to maintain access to critical supplies and routes to market

•       Remote work policies with limited office re-entry for individuals who cannot effectively work remotely

•       Physical distancing in offices with reduced capacity in meeting rooms and masks mandatory in public spaces

•       Virtual meeting protocols for corporate, Board and shareholder meetings

•       Job protection for workers with certain childcare and family obligations

•       Regular communication to promote preventive measures and ensure proper protocols are followed

•       Supplies and support to local health clinics and communities

•       Support services for workforce to help navigate the stress and emotional impact of COVID-19

6

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Local communities

The Company recognizes the importance of its contribution to the economic wellbeing of its workforce, suppliers and local communities and is working hard to keep its mines operating as effectively as possible while mitigating the risk of exposure to neighbouring communities. The Company is respecting the guidelines of local, state and federal governments at each of its sites and engages regularly with community leaders to discuss preventive measures at sites and address any concerns, and to share and develop strategies to manage COVID-19 challenges.

Supply chain

Equinox Gold has evaluated supply chain and metal sales risks at each of its operations and remains in close contact with critical vendors, customers and transportation providers, establishing back-up arrangements to help mitigate the impact of any disruptions related to COVID-19. The Company has not experienced any material sales or supply chain disruptions to date.

Impact on operations

All of the Company’s mines are currently fully operational. All of the Company’s operations have experienced some impact to their workforce, however, as individuals are temporarily unable to report to work as the result of family obligations (childcare obligations, family members in high-risk category) or exposure to COVID-19. The Company has implemented cross-functional training at each of its sites to ensure its ability to continue operating effectively despite occasional workforce restrictions.

Mining and development activities at Los Filos were temporarily suspended at the beginning of April in compliance with an order of the Mexican federal government requiring the temporary suspension of all non-essential businesses as a result of the COVID-19 pandemic. The decree was initially effective through April 30 and subsequently extended to May 31, 2020. On May 14, 2020, the government declared mining an essential activity and allowed for the restart of operations on June 1, 2020. In preparation to resume operations, Los Filos proactively tested its entire workforce for COVID-19. After receiving a negative COVID-19 result, individuals were permitted to return to site for refresher training on their regular duties and training on new COVID-19 health and safety protocols. Reprocessing activities commenced on June 8 and mining activities resumed in a staged ramp-up in the third week of June. The Company continued processing solution from the heap leach pads and produced gold at reduced levels during the temporary suspension and ramp-up.
Despite the Brazilian federal government issuing a decree that mining is an essential service, three of Equinox Gold’s Brazil mines have experienced temporary disruptions to comply with municipal or state restrictions related to COVID-19. Mining activities at RDM were suspended from March 23 to April 2, without a material impact on production. Mining activities at Pilar were suspended from March 19 to April 28, although the Company was able to operate the plant at 50% capacity and produce gold at a reduced level starting April 3, which minimized the impact on production. Fazenda has been operating with a reduced workforce since early June which affected mining productivity. The Company received approval on July 8 to recall the remainder of the Fazenda workforce. Aurizona has continued to operate at capacity.
Mining was declared a critical infrastructure sector by the State of California in early March. Mesquite has experienced minor impacts on its workforce and Castle Mountain construction has experienced slight delays due to the impact of COVID-19 on workforce availability.

Impact on costs

Additional costs related to COVID-19 can be divided into three major categories:

•      Mine standby costs, which includes costs associated with placing mines in care and maintenance and the subsequent ramp-up of those operations

•      Incremental costs related to increased COVID-19 health and safety protocols, higher transportation costs to allow for physical distancing, overtime costs resulting from physical distancing and operating with a reduced workforce, and additional community donations to support COVID-19 education, preventive measures and medical supplies

•      Direct COVID-19 costs related to the expenditures incurred solely due to the COVID-19 pandemic and would not have been incurred otherwise, such as testing employees for the presence of the virus

7

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Liquidity increased

The Company drew the remaining $180 million from its $400 million revolving credit facility in late March as a proactive measure given the uncertainty of the potential effects of the COVID-19 pandemic on the Company’s operations. There are no current plans to spend these funds and Equinox Gold maintains a strong financial position with more than $494 million in cash and cash equivalents (unrestricted) and $244 million in net debt as at June 30, 2020. Management is reviewing when it may repay some of the amounts drawn on the revolving credit facility.

Operating and Financial Results for the Three and Six Months Ended June 30, 2020
		Three months ended			Six months ended
Operating data	Unit	June 30, 2020(1)	March 31, 2020	December 31, 2019	June 30, 2020(1)
Gold produced	oz	127,016	88,951	80,176	215,967
Gold sold	oz	125,824	82,629	80,330	208,454
Realized gold price	$/oz	1,712	1,574	1,482	1,657
AISC per oz sold(2,3)	$/oz	900	968	848	927
Financial data
Revenue	M$	215.4	130.0	119.0	345.4
Earnings from mine operations	M$	85.1	43.2	38.5	128.3
Net income (loss)	M$	(58.7)	10.9	(8.5)	(47.8)
Earnings (loss) per share	$/share	(0.26)	0.08	(0.08)	(0.26)
Adjusted EBITDA(3)	M$	82.7	49.5	47.9	132.1
Adjusted net income(3)	M$	26.6	17.1	20.9	43.7
Adjusted EPS(3)	$/share	0.12	0.12	0.18	0.24
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	494.1	303.1	67.7	494.1
Net debt(3)	M$	244.3	446.8	196.3	244.3
Operating cash flow before changes in working capital	M$	61.0	23.2	38.9	84.2

(1)  Results for Q2 2019 and the six months ended June 30, 2019 are not presented as they are not readily comparable. During the three and six months ended June 30, 2019, the Company had only the Mesquite mine in operation. During Q1 2020, it had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the Leagold Merger.

(2)  Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3)  AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company realized revenue of $215.4 million on sales of 125,824 oz of gold during the Quarter, compared to revenue for the three months ended March 31, 2020 (“Q1 2020”) of $130.0 million on sales of 82,629 oz of gold. The increase in ounces sold from Q1 to Q2 2020 is due to a full quarter of operations from the four operating mines acquired through the merger with Leagold on March 10, 2020 (“Leagold Merger”). The quarter-on-quarter increase in revenue is due to both the increase in ounces sold and an increase in average realized price per oz from $1,574 for Q1 2020 to $1,712 for Q2 2020.

8

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Earnings from mine operations in Q2 2020 of $85.1 million increased from $43.2 million in Q1 2020 due largely to the above-noted full quarter of operations from all mines, the increase in revenues associated with an increase in oz sold, and the increase in average realized gold price. Net loss in Q2 2020 was $58.7 million compared to net income of $10.9 million in Q1 2020 due to a significant increase in non-cash expenses arising from changes in the fair values of the Company’s foreign exchange ($4.1 million) and gold hedging ($37.6 million) commitments and the non-cash change in fair value of the derivative liability for the Company’s Canadian dollar denominated share purchase warrants ($48.8 million).
Adjusted EBITDA for Q2 2020 of $82.7 million increased from $49.5 million in the first quarter. Adjusted net income of $26.6 million for Q2 2020 increased from $17.1 million in Q1 2020. Increases in adjusted EBITDA and adjusted net income are due to a full quarter of operations from all mines.
Capital Expenditures
Capital expenditures were significantly lower than planned during the Quarter as the result of deferring exploration and development activities, primarily due to COVID-19 restrictions. The Company anticipates that the majority of these activities will be completed in the second half of 2020, but may defer some of its planned capital expenditures to 2021 should COVID-19 continue to affect workforce availability.
	Six months ended June 30, 2020
$ amounts in millions		Expansion
	Sustaining	Exploration	Construction
Los Filos	$3.8	$—	$10.8
Mesquite	5.8	6.8	—
Aurizona	5.2	1.2	0.8
Fazenda	1.4	1.0	—
RDM	3.5	0.6	—
Pilar	1.8	0.1	—
Castle Mountain	—	—	27.4
Total	$21.5	$9.7	$39.0

9

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Updated 2020 Guidance

The Company released guidance on March 31, 2020, estimating production and costs for the full calendar year for Aurizona, Mesquite and Castle Mountain, and expectations for Los Filos, Fazenda, RDM, Pilar and Santa Luz for the period commencing March 10, 2020, the closing date of the merger with Leagold. Guidance at that time reflected the Company’s expectations without consideration for potential COVID-19 related impacts (“ex-COVID”) and was intended to provide baseline estimates from which investors could assess the Company’s expectations for its expanded asset base.

The suspension of mining and development activities at Los Filos for most of Q2 2020 resulted in both a reduction to Los Filos gold production and a delay in accessing higher grade ore that was in the Los Filos mine plan for late 2020. Workforce restrictions at Fazenda have also affected mining productivity. Production guidance for both Los Filos and Fazenda has been updated to reflect these restrictions. Mesquite and Aurizona, however, have both outperformed expectations resulting in an increase to production guidance for these mines.

Consolidated AISC guidance has been revised for the full year to reflect updated costs as well as the assumptions for the Mexican Peso and Brazilian Reál to 21.0 and 4.75 versus the US dollar, respectively, which are both below current spot rates. AISC in the second half of 2020 is expected to be higher than in the first half as the result of an increase in sustaining capital expenditures in Brazil following the rainy season, and the resumption of full mining and development activities at Los Filos.

Updated 2020 guidance is provided to update production and cost estimates in light of COVID-19 restrictions, the Company’s performance year to date and its expectations for the remainder of the year. The COVID-19 pandemic continues and the unpredictable impact on operations differs by both country and state, which makes it difficult to estimate potential future effects of COVID-19 on the Company’s operations. The Company will continue to review and revise its health and safety protocols as appropriate to help protect both its workforce and business continuity, and will provide updates regarding its operations and guidance as appropriate.

	2020 Updated Guidance
Mine	Production (oz)	AISC ($/oz)	Sustaining Capital ($M’s)	Expansion Capital ($M’s)
Los Filos	90,000 - 110,000	$850 - $950	$21	$58
Aurizona	120,000 - 130,000	$1,000 - $1,050	$36	$3
Mesquite	130,000 - 140,000	$975 - $1,025	$12	$11
Fazenda	50,000 - 55,000	$925 - $975	$7	$4
RDM	50,000 - 55,000	$1,000 - $1,050	$9	$4
Pilar	25,000 - 30,000	$1,200 - $1,300	$5	$2
Castle Mountain	5,000 - 10,000	$750 - $800	—	$52
Santa Luz	-	—	—	$10
Total	470,000 - 530,000	$975 - $1,025	$90	$144

Sustaining capital guidance remains at approximately $90.0 million with capitalized stripping at Aurizona reduced by $6.0 million, offset by $3.0 million extra stripping at Mesquite and $2.0 million at RDM. Sustaining capital for Los Filos was reduced by approximately $3.0 million primarily due to delayed purchases of process equipment.

Expansion capital guidance remains at approximately $144.0 million with increases at Los Filos for additional capitalized stripping at Guadalupe and $3.0 million on camp facilities; at Mesquite for increased exploration of $2.0 million to follow up on recent successes; at Castle Mountain for COVID-19 delays and minor scope changes of approximately $3.0 million; and at Santa Luz for early works construction activities of approximately $4.0 million. These amounts are offset by approximately $13.0 million reduction in stripping at RDM due to improved pit design and reclassification of some expenditures as sustaining capital.

10

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Operations

Los Filos Gold Mine, Guerrero, Mexico
Equinox Gold acquired Los Filos on March 10, 2020 as part of the Leagold Merger. The Los Filos gold mine is located in Guerrero State, Mexico, and began commercial production in 2008. The mine consists of two open pits (Los Filos and Bermejal), one underground mine (Los Filos) and secondary recovery from previously leached ores. Ore from these deposits is processed using heap leach recovery. Los Filos produced a total of 200,856 oz of gold during 2019. An expansion project is underway with the expectation of increasing production to more than 350,000 oz of gold per year, as well as extending the mine life, through the addition of an underground mine (Bermejal), another open pit (Guadalupe) and a CIL plant to operate concurrently with the existing heap leach operation.
Operating and financial results for the three and six months ended June 30, 2020
		Three months ended		Six months ended
Operating data	Unit	June 30, 2020	March 31, 2020(1)	June 30, 2020(1)
Ore mined – open pit	kt	36	42	78
Waste mined – open pit	kt	623	2,146	2,769
Open pit strip ratio	w:o	17.43	50.64	35.45
Average open pit gold grade	g/t	0.23	0.30	0.27
Ore mined– underground	kt	29	47	76
Average underground gold grade	g/t	3.54	4.09	3.88
Ore re-handled for secondary leaching	kt	812	856	1,668
Total gold produced	oz	17,691	9,617	27,307
Total gold sold	oz	18,170	7,468	25,637
Financial data
Revenue	M$	30.7	11.6	42.2
Cash costs(2)	M$	6.1	5.1	11.3
Sustaining capital(2)	M$	2.9	0.8	3.7
Reclamation expenses	M$	0.1	0.1	0.2
Total AISC(2)	M$	9.1	6.0	3.9
AISC contribution margin(2)	M$	21.6	5.6	27.1
Care and maintenance	M$	(12.6)	—	(12.6)
Expansion capital(2)	M$	(6.7)	(4.0)	(10.8)
Mine free cash flow(2)	M$	2.3	1.6	3.7
Unit analysis
Realized gold price per ounce sold	$/oz	1,675	1,545	1,637
Cash cost per ounce sold(2)	$/oz	337	692	441
AISC per ounce sold(2)	$/oz	504	804	591
Mining cost per tonne mined – open pit	$/t	1.79	1.28	1.40
Mining cost per tonne mined – underground	$/t	67.25	58.82	62.08
Processing cost per tonne stacked	$/t	8.04	5.03	6.48
G&A cost per tonne stacked	$/t	0.99	0.94	0.96

(1)   Los Filos was acquired as part of the Leagold Merger. As such, comparative figures to previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

11

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Q2 2020 Analysis
Production
During Q2 2020, Los Filos produced 17,691 oz of gold and sold 18,170 oz of gold at an AISC of $504 per oz and at an average realized price of $1,675 per oz, realizing revenue of $30.7 million for the Quarter. Production for the Quarter was significantly reduced as a result of Government restrictions related to COVID-19, requiring the suspension of all mining activities for most of Q2 2020. The Company mitigated the temporary suspension by processing solution from the heap leach pads and produced gold at reduced levels. Following the reduction of restrictions at the end of May, reprocessing activities commenced on June 8, dosing of the leach pads recommenced on June 18 and open-pit and underground mining was reactivated in stages starting in the third week of June.
AISC was significantly lower than budget for the Quarter reflecting that more than two-thirds of oz produced were from re-processing of material on the heap leach pads, along with a sharp reduction in operating costs with equipment, plant and machinery idle for 10 weeks. AISC also benefited from favourable foreign exchange rates. Costs directly associated with the temporary suspension and the restart of activities were recorded as care and maintenance and excluded from AISC.
Exploration and development
The Company is advancing an expansion of the Los Filos mine complex as described in Development Projects below. Development activities related to the Guadalupe open pit and Bermejal underground expansion projects were temporarily suspended during April and May as a result of Government restrictions and recommenced in mid-June. Exploration activities were also suspended and are scheduled to recommence in August. As a result, sustaining capital expenditures during the Quarter were only $2.9 million. Expansion capital expenditures of $6.7 million were primarily related to stripping of the Guadalupe open pit.
Outlook
Equinox Gold released its ex-COVID 2020 guidance on March 31, 2020, before the Mexican federal government ordered the temporary suspension of non-essential businesses. While the Company continued producing gold at reduced levels during the suspension, Los Filos gold production will be lower than expected for fiscal 2020 due to almost a full quarter with the mine on temporary suspension. The temporary suspension of pre-stripping of the Guadalupe open pit and development activities for the Bermejal underground deposit will also delay access to the higher-grade ore that was expected to be part of production in Q4 2020, deferring those high-grade ounces to 2021.

Los Filos production and cost guidance has been updated to 90,000 to 110,000 oz of gold at AISC of $850 to $950 per oz, from previous guidance of 170,000 to 190,000 oz of gold at AISC of $1,000 to $1,050 per oz. Mining activities resumed in the third week of June and production is back to capacity at the date of this MD&A.

While AISC for 2020 will be lower than originally anticipated, as reflected in the updated guidance, AISC will be significantly higher in H2 2020 compared to H1 2020 with the resumption of mining activities, underground development, open-pit stripping and equipment purchases that were delayed by COVID-19 restrictions. For the full year, AISC benefits from a favourable Mexican peso exchange rate and purchase price accounting impacts from acquiring the leach pad inventory at a lower cost than the cost to stack the material historically.

The year-to-date sustaining capital spend of $3.7 million is lower than budget, reflecting development and purchasing delays. While the Company expects to achieve the majority of its sustaining capital programs by year end, sustaining capital guidance has been reduced to $21.0 million from $24.0 million, primarily the result of $2.0 million less for processing equipment. The year-to-date expansion capital spend of $10.8 million is below budget as the result of COVID-19 delays, although the high-priority Bermejal underground and Guadalupe open-pit projects are again underway. Expansion capital guidance has been increased to $58.0 million from $51.0 million, to reflect additional capitalized stripping and expenditures for the construction camp.

12

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Mesquite Gold Mine, California, USA
Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. The mine has a long history of successful operations and a strong environmental record. Mesquite produced a total of 125,736 oz of gold during 2019.
Operating and financial results for the three and six months ended June 30, 2020
		Three months ended			Six months ended
Operating data	Unit	June 30, 2020	March 31, 2020	December 31, 2019	June 30, 2020	June 30, 2019
Ore mined and stacked on leach pad	kt	4,042	5,461	5,547	9,503	12,750
Waste mined	kt	8,259	5,873	8,403	14,132	16,814
Open pit strip ratio	w:o	2.04	1.08	1.52	1.49	1.32
Average gold grade stacked to leach pad	g/t	0.42	0.29	0.31	0.34	0.34
Gold produced	oz	39,687	36,842	40,321	76,529	52,109
Gold sold	oz	39,045	36,375	41,316	75,421	54,094
Financial data
Revenue	M$	67.3	57.5	61.2	124.8	70.8
Cash costs(1)	M$	36.2	32.1	34.8	68.3	48.2
Sustaining capital(1)	M$	2.7	3.1	0.8	5.8	5.8
Reclamation expenses	M$	0.8	0.7	0.9	1.5	1.1
Total AISC(1)	M$	39.7	35.9	36.4	75.6	55.1
AISC contribution margin(1)	M$	27.6	21.6	24.8	49.2	15.7
Expansion capital(1)	M$	(3.1)	(3.7)	(2.0)	(6.8)	(5.0)
Mine free cash flow(1)	M$	24.5	17.8	22.8	42.3	10.7
Unit analysis
Realized gold price per ounce sold	$/oz	1,724	1,581	1,481	1,655	1,308
Cash cost per ounce sold(1)	$/oz	928	883	841	906	890
AISC per ounce sold(1)	$/oz	1,018	988	881	1,004	1,017
Mining cost per tonne mined	$/t	1.23	1.53	1.53	1.37	1.34
Processing cost per tonne stacked	$/t	3.07	2.30	2.21	2.62	1.53
G&A cost per tonne stacked	$/t	0.93	0.51	0.69	0.69	0.53
(1) Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2020 Analysis
Production
Mesquite had another strong quarter and is performing ahead of both production and cost targets. During Q2 2020, Mesquite produced 39,687 oz of gold and sold 39,045 oz of gold at an AISC of $1,018 per oz and at an average realized price of $1,724 per oz, realizing revenue of $67.3 million for the Quarter. During the Quarter the Company stacked two million tons of ore-grade mineralized material identified in historical dumps, which required no blasting and had shorter hauls than material mined from the open pits.

While the mine outperformed plan for the Quarter and the year to date, production decreased slightly in June as mining transitioned to a larger percentage of non-oxide ore, which is higher grade but has a longer leach cycle and lower recoveries. The non-oxide ore is segregated on the leach pad and given higher lime dosing, as well as a longer irrigation cycle, to facilitate recoveries. Higher processing costs related to increased lime dosage were offset by lower mining costs reflecting a significant increase in tonnes moved, shorter hauls and lower fuel prices.

13

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Exploration and development

During the Quarter, the Company spent $2.7 million of sustaining capital related primarily to capitalized stripping of the Vista East Pit, water well improvements and equipment upgrades. Expansion capital expenditures of $3.1 million related entirely to exploration drilling of historical dumps and other targets, which are expected to add to production in the future.

The Company has estimated an additional 40 million short tons of potentially mineralized material from previous operations that has not been drill tested. A 44,000-metre ($6.2 million budget) exploration program to expand drilling coverage of the dumps and to explore several near-pit and in-pit in-situ targets is now complete and results are pending.

Mineral Resource and Reserve update

The Company released the results of updated Mineral Reserve and Mineral Resource estimates for Mesquite on May 12, 2020, reflecting mining and exploration activities, technical updates and a new geological model completed during 2019. The new model provides significantly improved confidence in the Mineral Reserves and Resources and future gold production plans for Mesquite.

More than 60% of gold produced during 2019 was sourced from the mining and leaching of historical dump material. The updated Mineral Reserve estimate includes 2.9 million tonnes of oxide mineralized dump material grading 0.24 grams per tonne (“g/t”) gold for 22,000 oz of contained gold that is classified as Probable Reserves.

A full breakdown of Mesquite Mineral Reserve and Mineral Resource estimates and relevant technical disclosure is included in the Q1 2020 MD&A and in the press release dated May 12, 2020.

Outlook
The Mesquite H2 2020 mine plan includes more non-oxide material compared to H1 2020. As noted, the non-oxide ore has a longer leach cycle and lower recoveries than oxide material and should result in lower production for H2 2020 compared to the first half of the year. However, the Company continues to prioritize drilling of historical dumps to identify mineralized oxide material that can be stacked on the leach pad, and will adjust its mine plan as necessary to accommodate this lower cost and higher recovery material. The Company is also reviewing a number of optimized leach scenarios that could result in significant savings in both consumables and labour costs while maintaining recoveries.

Following two strong quarters of production, the Company is updating Mesquite production guidance to 130,000 to 140,000 oz of gold from 120,000 to 130,000 oz, with no change to AISC guidance of $975 to $1,025 per oz.

The Company is also increasing its total capital expenditure guidance for Mesquite from $16.0 million to $23.0 million. Sustaining capital relates primarily to increasing solution handling infrastructure but has been increased from $8.0 million to $12.0 million to accommodate $3.0 million of capitalized waste stripping for the Vista East pit that was originally planned for next year. Of the total guidance, $5.8 million has been spent to the end of Q2 2020. Expansion capital has also been increased from $8.0 million to $11.0 million to allow for additional exploration of new targets and mineralized dumps, with $6.8 million spent at Quarter end.

While Mesquite has not been subject to any Government-mandated restrictions related to COVID-19, the recent increase in COVID-19 cases in the regions from which the mine draws its workforce has resulted in periodic workforce limitations. The mine is implementing strategies to reduce the impact on operations while maintaining the protocols required to help protect the health and safety of its workforce and local communities, and has hired an independent testing firm to expedite the receipt of COVID-19 test results, to help reduce work absences.

14

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production as of July 1, 2019 and produced a total of 75,282 oz of gold in 2019. The reserve model for Aurizona outlines a 6.5-year mine life with average annual production of approximately 130,000 oz of gold. The Company believes the mine life can be extended with exploration success along strike from existing reserves, as well as from underground resources below the Piaba open pit. The Company recently completed a PEA(1) demonstrating the opportunity for both mine life extension and increased annual gold production with potential development of an underground mine that could operate concurrently with the existing and future open-pit mines.
Operating and financial results for the three and six months ended June 30, 2020
		Three months ended			Six months ended
Operating data	Unit	June 30, 2020(2)	March 31, 2020	December 31, 2019	June 30, 2020
Ore mined	kt	620	462	1,271	1,082
Waste mined	kt	2,332	2,775	7,239	5,107
Open pit strip ratio	w:o	3.76	6.01	5.69	4.72
Tonnes milled	kt	795	754	800	1,549
Average gold grade milled	g/t	1.19	1.46	1.62	1.32
Recovery	%	91.6%	87.0%	90.1%	89.1%
Gold produced	oz	27,460	32,091	39,855	59,551
Gold sold	oz	26,692	30,862	39,014	57,554
Financial data	Unit
Revenue	M$	45.8	48.7	57.8	94.5
Cash costs(3)	M$	21.5	25.2	26.2	46.7
Sustaining capital(3)	M$	1.6	3.5	5.2	5.2
Reclamation and exploration expenses	M$	0.6	0.6	0.4	1.1
Total AISC(3)	M$	23.7	29.4	31.8	53.0
AISC contribution margin(3)	M$	22.2	19.3	26.0	41.5
Expansion capital(3)	M$	(2.0)	—	(5.8)	(2.0)
Mine free cash flow(3)	M$	20.2	19.3	20.3	39.5
Unit analysis	Unit
Realized gold price per ounce sold	$/oz	1,718	1,578	1,482	1,643
Cash cost per ounce sold(3)	$/oz	804	818	672	811
AISC per ounce sold(3)	$/oz	887	952	814	922
Mining cost per tonne mined	$/t	2.14	3.02	1.88	2.60
Processing cost per tonne milled	$/t	8.30	10.12	8.79	9.19
G&A cost per tonne milled	$/t	4.09	4.53	5.94	4.30

(1)    The Aurizona PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

(2)    Aurizona achieved commercial production on July 1, 2019. As such, comparative figures for the six months ended June 30, 2019 are not presented.

(3)    Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

15

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Q2 2020 Analysis
Production
During Q2 2020, Aurizona produced 27,460 oz of gold and sold 26,692 oz of gold at an AISC of $887 per oz and at an average realized price of $1,718 per oz, realizing revenue of $45.8 million for the Quarter. Gold production was lower than the first quarter as the result of excessive rainfall reducing access to high-grade ore in the pit and reducing mining productivity. The dry season commenced in June and the Company continues to focus on improvements to drainage and road surfaces to maintain productivity. Recoveries averaged 91.6% in the Quarter (Q1 2020 – 87.0%) and average recovery for H1 2020 is just below plan. In June, the mill recorded its highest milled ore tonnes to date.
Although the mill drew on lower grade stockpiles during the Quarter, operating costs at Aurizona decreased from the prior quarter due to reduced mining activity and favourable foreign exchange rates.
Exploration and development
Recent exploration efforts at Aurizona have focused on the Tatajuba target where historical drilling identified significant gold mineralization characteristically similar to the Piaba gold deposit that is currently being mined. A Mineral Resource estimate for Tatajuba incorporating drilling completed to the end of 2019 was published in an Aurizona Mineral Resource update on May 12, 2020, outlining a maiden Indicated Resource of 2.1 million tonnes grading 1.62 g/t gold for 112,000 contained oz of gold at Tatajuba.
During the Quarter, the Company spent $1.2 million on exploration. The Company has drilled 12,996 metres of a planned 17,000-metre drill program below the Piaba open pit with the objective of converting underground Inferred Resources to Indicated Resources in support of a pre-feasibility study for potential underground development. An additional 980 metres of a planned 1,800-metre reverse circulation drill program was completed at the Genipapo target to the east of the Piaba open pit with the goal of expanding near-surface saprolite mineralization first discovered in 2018.
The Company spent $1.6 million of sustaining capital and $2.0 million of expansion capital during the Quarter.
Mineral Resource and Reserve update
During the Quarter, the Company released an updated Mineral Reserve and Mineral Resource estimate. Reserve depletion in 2019 was offset by mining and processing ore grade material that was outside of the previous reserve model, and also through successful exploration drilling at Piaba East that identified additional Mineral Reserves. As a result, the Mineral Reserve at December 31, 2019, net of depletion, was reduced by only 1% (~13,000 oz of gold) compared to the 2017 Feasibility Study Mineral Reserve. A full breakdown of Aurizona Mineral Reserves and Mineral Resources was included in the Q1 MD&A and in a press release dated May 12, 2020.
Outlook
Based on a solid first half of the year despite challenges from unusually heavy rains, Equinox Gold is increasing Aurizona production guidance to 120,000 to 130,000 oz of gold, from the original 115,000 to 125,000 oz. The Company also anticipates continued benefits from favourable foreign exchange rates and fuel prices, and is reducing 2020 AISC guidance to $1,000 to $1,050 per oz from the original range of $1,100 to $1,150 per oz.
The Company plans to modify processing from carbon-in-pulp to carbon-in-leach to stabilize and enhance recoveries going forward. The conversion is expected to be complete in Q4 2020 and will require only minor changes to the existing infrastructure. With the rainy season over, mining activity in the second half of 2020 is focused on replenishing the stockpile and catching up waste movement.
Exploration during the second half of the year will continue to focus on the depth extension of the Piaba deposit as well as testing both near-mine targets within the Piaba trend and regional targets as access and permitting allow. Some regional exploration plans have been deferred as a result of COVID-19.

16

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

The Company has reduced its total capital spend guidance for Aurizona to $39.0 million from the original budget of $51.0 million. Sustaining capital of $36.0 million relates primarily to completion of the third tailings facility lift ($15.0 million) and capitalized stripping in the open pit ($13.0 million), both of which will commence in Q3 2020, with $5.2 million spent to the end of Q2 2020.

While the Company still hopes to complete the regional exploration programs that have been delayed due to COVID-19, the $8.0 million budgeted for regional exploration has been reclassified as an operating expense and the expansion capital budget has been reduced accordingly to $3.0 million from the original $11.0 million.

Aurizona continues to experience reductions in workforce availability as a result of COVID-19. While the vast majority of employees and contractors who have tested positive for COVID-19 are asymptomatic, the Company requires anybody who tests positive to self-isolate at home and return to work only after a negative COVID-19 test and approval from a health professional. The mine is implementing strategies such as cross-training to reduce the impact on operations while maintaining the protocols required to help protect the health and safety of its workforce and local communities, and is reviewing options to expedite turnaround time for COVID-19 testing to reduce the quarantine period while awaiting results.

17

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Fazenda Gold Mine, Bahia, Brazil
Equinox Gold acquired Fazenda on March 10, 2020 as part of the Leagold Merger. Fazenda is located in Bahia State, Brazil, has been in operation for over two decades and produced more than 3.2 million ounces of gold. Fazenda is primarily an underground operation complemented with some small open pits. Ore is mined by conventional retreat longitudinal open stoping and processed in a CIL milling facility. Fazenda produced a total of 73,228 oz of gold during 2019.
Operating and financial results for the three and six months ended June 30, 2020
		Three months ended		Six months ended
Operating data	Unit	June 30, 2020	March 31, 2020(1)	June 30, 2020(1)
Ore mined – underground	kt	317	77	394
Tonnes milled	kt	333	82	415
Average gold grade milled	g/t	1.44	1.84	1.52
Recovery	%	90.3%	91.7%	90.6%
Total gold produced	oz	13,954	4,344	18,298
Total gold sold	oz	14,151	3,323	17,474
Financial data
Revenue	M$	24.1	5.1	29.2
Cash costs(2)	M$	11.8	3.7	15.5
Sustaining capital(2)	M$	1.2	0.2	1.4
Reclamation expenses	M$	0.5	0.0	0.5
Total AISC(2)	M$	13.5	3.9	17.4
AISC contribution margin(2)	M$	10.6	1.2	11.8
Expansion capital(2)	M$	(0.8)	(0.2)	(1.0)
Mine free cash flow(2)	M$	9.8	1.0	10.8
Unit analysis
Realized gold price per ounce sold	$/oz	1,701	1,535	1,669
Cash cost per ounce sold(2)	$/oz	833	1,109	889
AISC per ounce sold(2)	$/oz	952	1,184	996
Mining cost per tonne mined – underground	$/t	17.41	15.08	16.95
Processing cost per tonne milled	$/t	9.52	7.80	9.18
G&A cost per tonne milled	$/t	4.17	3.69	4.08

(1)   Fazenda was acquired as part of the Leagold Merger. As such, comparative figures from previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

18

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Q2 2020 Analysis
Production
During Q2 2020, Fazenda produced 13,954 oz of gold and sold 14,151 oz of gold at an AISC of $952 per oz and at an average realized price of $1,701 per oz, realizing revenue of $24.1 million for the Quarter. The mine operated with a reduced workforce for the entirety of June in accordance with a municipal request to help reduce the risk of COVID-19 transmission, which negatively affected productivity. Grades were also lower than expected as the result of a lack of sufficient grade control drilling for drift positioning. This issue has been resolved, with grade control on each shift going forward, and grade is expected to improve in H2 2020. Recoveries were in line with plan at 90% for the Quarter.
AISC were lower than plan, largely the result of favourable foreign exchange rates and fuel costs and the deferral of some expenditures due to staffing constraints and mine plan sequencing.
Exploration and development
The Company drilled 10,111 metres in 118 holes during the Quarter as part of a 33,000-metre program focused on reserve replacement adjacent to existing mine infrastructure.
Sustaining capital expenditures of $1.2 million during the Quarter focused primarily on capitalized stripping and underground development, although portions of these programs were deferred to Q3 2020. Expansion capital expenditures during the Quarter of $0.8 million focused on underground development of the Canto Sequence.
Outlook
Mining and production at Fazenda is slightly below plan as the result of staffing restrictions related to COVID-19 imposed by the local government and also grade control and drift positioning challenges in a certain area of the ore body. While both of these issues are expected to be resolved in H2 2020, the Company is reducing Fazenda production guidance to 50,000 to 55,000 oz from the original 55,000 to 60,000 oz. AISC should continue to benefit from favourable foreign exchange rates and fuel costs in H2 2020 but has been revised to $925 to $975 per oz from the original range of $900 to $950 per oz to reflect the reduction in production guidance.
The Company has budgeted a total capital spend of $11.0 million at Fazenda during 2020, which is unchanged from previous guidance. Of the $7.0 million allocated to sustaining capital, $4.0 million is for underground development and $2.0 million relates to the scheduled tailings facility raise, with $1.4 million spent at the end of Q2 2020. The Company has allocated an additional $1.0 million for expansion capital with its guidance update for a total budget of $4.0 million, with $1.0 million spent to the end of Q2 2020. Expansion capital is focused primarily on underground development to allow for exploration drilling with the objective of adding resources and converting resources to reserves. The Company has budgeted $1.9 million for 33,000 metres of drilling at Fazenda in 2020 focused on reserve replacement, with 12,450 metres drilled to the end of Q2 2020.

19

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

RDM Gold Mine, Minas Gerais, Brazil
Equinox Gold acquired RDM on March 10, 2020 as part of the Leagold Merger. RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation with a 7,000 tonnes per day (“t/d”) CIL plant. Average life of mine production is estimated at approximately 80,000 oz of gold per year over the remaining seven-year mine life. RDM produced a total of 62,634 oz of gold during 2019.
Operating and financial results for the three and six months ended June 30, 2020
		Three months ended		Six months ended
Operating data	Unit	June 30, 2020	March 31, 2020(1)	June 30, 2020(1)
Ore mined	kt	569	46	615
Waste mined	kt	5,345	615	5,960
Open pit strip ratio	w:o	9.39	13.23	9.68
Tonnes processed	kt	688	154	842
Average gold grade processed	g/t	1.09	0.75	1.02
Recovery	%	84.0%	86.4%	84.3%
Gold produced	oz	19,578	3,700	23,278
Gold sold	oz	19,018	2,768	21,786
Financial data
Revenue	M$	32.5	4.3	36.7
Cash costs(2)	M$	13.8	2.5	16.3
Sustaining capital(2)	M$	3.2	0.3	3.5
Reclamation expenses	M$	0.2	0.0	0.2
Total AISC(2)	M$	17.2	2.8	20.0
AISC contribution margin(2)	M$	15.2	1.5	16.7
Care and maintenance	M$	—	(0.5)	(0.5)
Expansion capital(2)	M$	—	(0.6)	(0.6)
Mine free cash flow(2)	M$	15.2	0.4	15.6
Unit analysis
Realized gold price per ounce sold	$/oz	1,698	1,548	1,679
Cash cost per ounce sold(2)	$/oz	728	892	749
AISC per ounce sold(2)	$/oz	906	1,004	919
Mining cost per tonne mined	$/t	1.71	2.52	1.79
Processing cost per tonne processed	$/t	7.99	2.96	7.07
G&A cost per tonne processed	$/t	1.66	1.46	1.63

(1)   RDM was acquired as part of the Leagold Merger. As such, comparative figures for previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

20

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Q2 2020 Analysis
Production
RDM produced 19,578 oz of gold during Q2 2020 and sold 19,018 oz of gold at an AISC of $906 per oz and at an average realized price of $1,698 per oz, realizing revenue of $32.5 million for the Quarter. Grades and mining performance were better than plan for June as the team mined alternative areas with shorter hauls while awaiting a pit extension permit. Recoveries were lower than plan for the Quarter as the result of process variability caused by feed grade variation. Mine staff are working on optimization of both blast fragmentation and grind size and expect recoveries to return to normal in H2 2020.
Operating costs for the Quarter benefited from favourable foreign exchange rates and fuel prices, which were partially offset by higher maintenance costs and an increase in consumables in an effort to improve recoveries.
Exploration and development
Sustaining capital expenditures in Q2 2020 were $3.2 million, related primarily to capitalized stripping. The Company has not planned any exploration at RDM in 2020.
Outlook
RDM is on track to achieve production and cost guidance for fiscal 2020 and guidance remains unchanged at 50,000 to 55,000 oz of gold at AISC of $1,000 to $1,050 per oz.
Equinox Gold has reduced its total capital spend budget for RDM from $22.0 million to $13.0 million. Sustaining capital has been increased from $5.0 million to $9.0 million to accommodate an increase in spend for the tailings facility raise ($1.0 million), pit expansion ($1.0 million) and a reclassification of $2.0 million of stripping costs to sustaining capital. A total of $3.5 million had been spent at the end of Q2 2020, related primarily to deferred stripping; the majority of the tailings facility expenditures will be incurred in H2 2020. Expansion capital has been reduced from $17.0 million to $4.0 million, reflecting less capitalized stripping as a result of changes to the pit footwall design, the reclassification of $2.0 million in stripping costs noted above and a deferral of the pit expansion originally scheduled for Q4 2020 pending issuance of the necessary permit. Of the updated $4.0 million expansion capital guidance, $0.6 million has been spend at the end of the Quarter.

21

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Pilar Gold Mine, Goiás, Brazil
Equinox Gold acquired Pilar on March 10, 2020 as part of the Leagold Merger. Pilar is located in Goiás State, Brazil, began operations in October 2014 and consists of two underground mines feeding a carbon-in-pulp (“CIP”) plant. The primary underground mining methods are modified room and pillar and long hole open stoping. Pilar produced a total of 37,739 oz of gold in 2019.
Operating and financial results for the three and six months ended June 30, 2020
		Three months ended		Six months ended
Operating data	Unit	June 30, 2020	March 31, 2020(1)	June 30, 2020(1)
Ore mined	kt	157	33	190
Tonnes processed	kt	355	85	440
Average gold grade processed	g/t	0.85	0.94	0.87
Recovery	%	91.0%	89.4%	90.6%
Gold produced	oz	8,646	2,357	11,003
Gold sold	oz	8,750	1,833	10,582
Financial data
Revenue	M$	15.0	2.8	17.8
Cash costs(2)	M$	8.2	1.5	9.7
Sustaining capital(2)	M$	1.5	0.4	1.9
Reclamation expenses	M$	0.2	0.1	0.3
Total AISC(2)	M$	9.9	2.0	11.9
AISC contribution margin(2)	M$	5.1	0.9	5.9
Care and maintenance	M$	(0.6)	—	(0.6)
Expansion capital(2)	M$	(0.1)	(0.0)	(0.1)
Mine free cash flow(2)	M$	4.4	0.9	5.2
Unit analysis
Realized gold price per ounce sold	$/oz	1,707	1,552	1,680
Cash cost per ounce sold(2)	$/oz	941	827	921
AISC per ounce sold(2)	$/oz	1,138	1,072	1,126
Mining cost per tonne mined	$/t	23.94	32.18	25.36
Processing cost per tonne milled	$/t	8.69	8.45	8.64
G&A cost per tonne milled	$/t	6.46	6.16	6.41

(1)   Pilar was acquired as part of the Leagold Merger. As such, comparative figures for previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

22

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Q2 2020 Analysis
Production

Pilar produced 8,646 oz of gold during Q2 2020 and sold 8,750 oz of gold at an AISC of $1,138 per oz and at an average realized price of $1,707 per oz, realizing revenue of $15.0 million for the Quarter.

Operations at Pilar were temporarily suspended on March 19, 2020, in compliance with a State Restriction related to COVID-19. The Company was approved to operate the plant at 50% capacity starting April 3, 2020, allowing the mine to process stockpiles and produce gold at a reduced level, and received approval on April 28, 2020 to ramp up to full operations. The mine was staffed by a reduced workforce during the temporary suspension to continue with the tailings facility raise, to undertake equipment maintenance, and to ensure appropriate safety, security and environmental systems were maintained. The operating restrictions reduced productivity and production is approximately 20% below plan for the Quarter and year to date.

While recoveries were consistently above 90% during the Quarter, Pilar experienced variable grades of ore being fed from two underground sources and a low grade stockpile. The mine continues to work to reduce dilution and mine higher grade ore. AISC for the Quarter benefited from favourable foreign exchange rates and was in line with plan, although the savings were partially offset by higher consumables, extra equipment and fuel usage and costs associated with the tailings facility raise that were deferred from Q1 2020 as the result of excessive rain.
Exploration and development
The Company was able to continue with the scheduled tailings facility raise during Q2 2020 despite the restrictions related to COVID-19, which accounts for the majority of the $1.5 million in sustaining capital spent during the Quarter, and is on track to complete the raise in August. Expansion capital expenditures during the Quarter were only $0.1 million since the Company has not yet gained access to certain land required to begin licensing and drilling at the Três Buracos deposit. The Company did not undertake any exploration at Pilar during Q2 2020.
Outlook
Pilar production and cost guidance remains unchanged at 25,000 to 30,000 oz of gold at AISC of $1,200 to $1,300 per oz. Sustaining capital has been increased by $1.0 million to a total of $5.0 million, with $2.0 million allocated for the scheduled tailings facility raise and $2.0 million budgeted for underground development. A total of $1.8 million had been spent to the end of Q2 2020. Expansion capital is unchanged at $2.0 million and relates to permitting with only $0.1 million spent at the end of the Quarter.
While the Company continues to advance the environmental studies, permitting and land access activities related to the Três Buracos deposit, mining of the deposit is expected to shift into Q4 2021.

23

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Development Projects
Los Filos Gold Mine, Guerrero, Mexico
The Company is advancing an expansion of the Los Filos mine complex including enlarging the Los Filos open pit, developing a second underground mine (Bermejal), adding a new open pit (Guadalupe) and constructing a new CIL plant to process higher-grade ore. The expansion is expected to increase Los Filos production to more than 350,000 oz of gold per year. Leagold commenced the expansion project in Q3 2019, completing an access road to allow the start of stripping from the Guadalupe open pit and commencing work for additional ventilation for Bermejal underground development. Equinox Gold is evaluating the benefits of constructing a larger CIL plant than the originally contemplated 4,000 tonnes per day (“t/d”) plant, which would have an impact on the current feasibility estimate for construction capital of $115.0 million which includes the CIL plant, power, a tailings filtration system and the associated deposition area.
Q2 2020 analysis and outlook

Initial mining in the Guadalupe open pit and preparatory work for Bermejal underground mining was suspended at the beginning of April in compliance with the Mexican federal government’s decree related to COVID-19. Development activities resumed in mid-June and are progressing well, but access to the higher-grade ore will be deferred from Q4 2020 into 2021.

Engineering and optimization studies related to the CIL plant will be complete in H2 2020 after which the Company expects to provide an update on the Company’s plans to increase the size of the CIL plant and costs to construct the plant and will seek Board of Directors approval to commence construction. Furthermore, the mine planning and scheduling is being updated to reflect the larger plant size, optimized plant layout and higher gold prices. This update is expected to allow for conversion of additional ounces from resource to reserve, which would extend the mine life. This information is expected to be available with the updated study in H2 2020.

Castle Mountain Gold Mine, California, USA

Castle Mountain is a past-producing open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Castle Mountain produced more than 1.3 million oz of gold from 1992 to 2004 when production ceased due to low gold prices. Castle Mountain’s key operating permits have been maintained in good standing since production ceased.

The Company completed a pre-feasibility study in July 2018 with the intention of restarting operations, contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold over an initial 16-year mine life. The prefeasibility study outlines a two-phase development plan, with annual average gold production of 45,000 oz during Phase 1 and annual average gold production of 200,000 oz during Phase 2.

Phase 1 is a fully-permitted run-of-mine heap leach operation processing 12,700 t/d of primarily stockpiled ore from previous mining operations. Loaded carbon from Castle Mountain will be processed in the carbon stripping and smelting plant at the Company’s Mesquite Mine, resulting in increased operating efficiencies for both mines.

Phase 2 is estimated to increase production to 200,000 oz per year and throughput to 41,000 t/d, of which 2,340 t/d of higher-grade ore will be processed through a mill and CIL circuit with the remainder going to the heap leach.

Q2 2020 analysis and outlook
Construction of the Castle Mountain Phase 1 mine is substantially complete. The Company commenced pre-production mining in early June 2020 and received its final operating permit in June. The Company expects to commence irrigation of the leach pads in mid-August 2020. Commissioning of the plant is underway. COVID-19 delays have slightly impacted construction, shifting first gold pour into Q4 2020. Approximately $52.0 million of the total budgeted spend had been committed at the end of Q2 2020, of which approximately $48.3 million was incurred. The total spend at completion is expected to be slightly higher than plan at $59.9 million, reflecting minor scope changes and construction delays related to COVID-19.
The Phase 2 detailed feasibility study is underway with completion targeted for late 2020.

24

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is a past-producing open-pit mine that commenced operations in mid-2013 but was placed on care and maintenance in September 2014 due to process and recovery challenges. In 2017, a previous operator commenced construction of a new ore-processing facility that incorporates the crushing, crushed-ore storage, and semi-autogenous (SAG) mill of the original plan with plans to build a new plant using resin-in-leach (“RIL”) process technology. Following its acquisition of Santa Luz in October 2018, Leagold halted construction in order to complete an independent and updated feasibility study on the project.
The updated feasibility study confirmed the planned use of RIL processing. The updated plan for Santa Luz includes an open pit mining schedule, while also retaining the upside of the full life of mine plan and further upside potential from underground mining opportunities. As a previously operating mine, all major infrastructure at Santa Luz is in place and construction will be mostly limited to retrofitting the plant for gold recovery using resin instead of carbon.
Q2 2020 analysis and outlook
The Company is reviewing Santa Luz costs and engineering in order to make a project construction decision in 2020. The updated study is expected to be released in H2 2020. The Company’s expansion capital guidance for Santa Luz has been increased from $6.0 million to $10.0 million to account for project team hiring and minor early works construction activities that commenced in Q3 2020, of which $0.7 million had been spent to the end of the Quarter. Updated guidance regarding capital costs and timing for completion of the project will be provided when full construction is approved.
Aurizona Underground Studies, Brazil

On May 7, 2020, the Company announced the results of a positive PEA for potential underground development of the Piaba deposit at Aurizona. It is anticipated that the underground deposit could be mined and processed concurrently with mill feed from the open-pit at Aurizona resulting in a higher average mill feed grade. The PEA mine plan incorporates a portion of the Aurizona underground resource, estimated at 2.8 million tonnes of Indicated Resources grading 2.73 g/t gold and 6.2 million tonnes of Inferred Resources grading 2.89 g/t gold.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

Over an estimated ten-year mine life, the underground mine has the potential to produce 740,500 oz of gold in addition to existing open-pit production, and generate $1 billion in revenue and $204 million in after-tax net cash flow at a base case gold price of $1,350 per oz. The after-tax net present value discounted at 5% is $122 million at a gold price of $1,350 per oz and $228 million at a gold price of $1,620 per oz, with an internal rate of return of 25% at $1,350 per oz and 38% at $1,620 per oz.

The underground deposit would be mined using long-hole stoping methods to access an initial eight separate mining areas. First mill feed is expected approximately 2.25 years after the start of underground development, with steady-state feed of 2,800 t/d achieved at the end of year four and continuing through year 11 within the currently defined Mineral Resource. All-in-sustaining costs are estimated at $925 per oz.
The underground mine would use and benefit from the existing 8,000 t/d process plant and other infrastructure currently used by the operating open-pit mine including power, water and current and expanded tailings storage facilities. No additional processing or other surface infrastructure was contemplated in the PEA and capital estimates are confined to underground mine development and sustaining costs. Initial capital costs are estimated at $69.7 million and sustaining capital is estimated at $138.4 million over the duration of the PEA mine plan.
Equinox Gold will continue to advance studies focused on underground development and intends to complete a pre-feasibility study for the Piaba underground mine in 2021. The Company has commenced a 17,000-metre drill program aimed primarily at converting underground Inferred Resources to Indicated Resources in support of the pre-feasibility study, with 12,966 metres drilled to the end of Q2 2020.

25

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Health, Safety, Environment & Community
Health & Safety
Equinox Gold worked more than 2.6 million work hours with three lost-time injuries during the Quarter, for a total of 6.1 million work hours and six lost-time injuries year to date. Equinox Gold’s Lost-time Injury Frequency Rate at the end of Q2 2020 is 0.93 per million hours worked. The Company’s Total Recordable Injury Frequency Rate, which is a measure of all injuries that require the attention of medically trained personnel, is 3.56 at the end of Q2 2020.
COVID-19 has provided additional challenges for health and safety staff and management. Equinox Gold took early precautionary measures at all of its operations to manage issues related to the COVID-19 pandemic with the primary goals of protecting the health, safety and economic wellbeing of the Company’s workforce and local communities. Activities have included increased vigilance at site entrances to prevent entry by symptomatic contractors or personnel, promotion of increased hygiene and implementing physical distancing. Personnel in high-risk categories are working from home where possible or are on paid leave, and employees with office-based jobs are working from home with limited re-entry to offices for individuals who cannot work effectively from home.
During Q2 2020 the Company started proactively testing its workforce for COVID-19. The Company has initiated routine COVID-19 testing at all of its sites (primarily using the most effective test, the polymerase chain reaction or PCR test, dependent upon local availability) with the objective of identifying carriers early, so that they can self-isolate before inadvertently spreading the virus to others. Workers from outside a region are tested for COVID-19 before commencing their journey to site to ensure the virus is not introduced to communities. All individuals who test positive, regardless of whether they show any symptoms, are asked to immediately self-isolate for two weeks and can only return to work once they have tested negative for COVID-19 and been cleared for work by a health professional. While all of the Company’s sites have experienced some cases of COVID-19, the vast majority of cases have been asymptomatic. Proactive testing, enhanced health and safety measures and the Company’s “test, trace, isolate” protocol have helped the Company to reduce transmission of the COVID-19 virus as much as possible to protect both its workforce and local communities.
The Company is monitoring the situation and updating its operational and safety procedures as required in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control and the local, state and federal governments at each operation, and in consultation with epidemiologists.
Environment
In total, there were 16 environmental incidents internally reported during the Quarter. Only one incident triggered reporting to external agencies when a protected species of lizard at Los Filos was killed by a mine vehicle. There is now a program in place to detect and relocate the lizards to areas of the mine that are safer for this species.
Community Engagement

The Company has been engaging regularly with local communities to offer support during the COVID-19 pandemic. The Company has been proactively communicating and collaborating with local communities, mayors and other local authorities about the health and safety protocols adopted by the mine sites. At Los Filos, community representatives participated in the Committee that planned and supervised the restart of operations. During the Quarter, personal protective equipment and COVID-19 rapid test kits were donated to public health care facilities, and food supplies were donated to vulnerable communities. The Company also hired local community members at a number of its mine sites to make reusable cloth face masks that were distributed to the workforce and community members.

Some activities with local communities have been temporarily suspended due to the COVID-19 pandemic, such as site visits, trades training, apprentice programs and school events. Other programs have been able to continue with the implementation of appropriate health and safety protocols.

26

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Environmental, Social & Governance (ESG) Reporting
The Company recently held a series of management sessions, facilitated by external consultants, to redefine its ESG strategy. The Company’s senior management team discussed issues such as inclusion and diversity, ethics and business conduct, risk management, local employment and procurement, community engagement and development, biodiversity, tailings and waste management, water usage, and climate change. The Company is developing a work plan to establish its commitments and targets and is identifying key performance indicators for external reporting. The Company intends to publish data quarterly on its website in the Responsible Mining section and looks forward to expanding its ESG disclosure process as the year unfolds to facilitate an increased level of engagement and discussion with the Company’s stakeholders.

Corporate
Exercise of Warrants and Options
During the Quarter, the Company received proceeds of $157.5 million from the exercise of warrants and options and issued 22.9 million common shares of the Company.
Pacific Road Anti-dilution Right
During the Quarter, the Company issued $9.3 million in convertible notes (the “Notes”) and $2.9 million in common shares to funds managed by Pacific Road Resources Funds (“Pacific Road”), pursuant to Pacific Road’s pre-existing non-dilution right related to an investment agreement dated May 7, 2015. The Notes mature March 10, 2025, bear interest at a fixed rate of 4.75% per year payable quarterly in arrears and are convertible at the holder’s option into common shares (“Shares”) of the Company at a conversion price of $7.80 per share. These are the same terms as the $130 million in convertible notes issued to Mubadala Investment Company in connection with the Leagold Merger and related financings.
The Company intends to use the proceeds from issuance of the Notes for general corporate and working capital purposes. The Notes, and the Shares into which the Notes are convertible, are subject to a hold period of four months plus one day in accordance with applicable Canadian securities laws.
Changes to Board of Directors

At the Company’s Annual General Meeting on May 15, 2020, shareholders approved all of the director nominees. Ross Beaty was re-appointed as Chairman, Lenard Boggio, Tim Breen, Gordon Campbell, Wesley Clark, Marshall Koval, Peter Marrone and Neil Woodyer were re-appointed as directors, and Christian Milau and Maryse Bélanger were appointed as new directors.

On June 5, 2020, the Company announced the retirement of Neil Woodyer from the Board of Directors.

Recent Developments
Transition of Chief Operating Officer role
On July 20, 2020, the Company announced that Doug Reddy, currently the Company’s EVP Technical Services, will transition to the role of Chief Operating Officer at the start of September 2020, upon the retirement of the Company’s current Chief Operating Officer, Attie Roux.

27

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Financial Results
Selected financial results for the three and six months ended June 30, 2020 and 2019
$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019(1)
Revenue	$215.4	$35.4	$345.4	$70.8
Operating expenses	(96.3)	(24.0)	(165.9)	(48.2)
Depreciation and depletion	(34.0)	(3.8)	(51.2)	(8.0)
Earnings from mine operations	85.1	7.6	128.3	14.6
Care and maintenance	(16.8)	-	(17.8)	-
Exploration	(3.9)	(3.2)	(6.6)	(6.1)
General and administration	(10.0)	(3.7)	(16.6)	(6.8)
Income from operations	54.3	0.7	87.3	1.7
Other expense	(105.0)	(13.5)	(96.6)	(20.8)
Net loss before taxes	(50.6)	(12.7)	(9.3)	(19.1)
Tax (expense) recovery	(8.1)	1.2	(38.5)	(0.8)
Net loss and comprehensive loss	(58.7)	(11.5)	(47.8)	(19.9)
Net loss per share attributable to Equinox Gold shareholders, basic and diluted	(0.26)	(0.09)	(0.26)	(0.16)

(1) During the six months ended June 30, 2019, the Company had only the Mesquite mine in operation. During the six months ended June 30, 2020, it had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the Leagold Merger. As a result, comparisons of Q2 2020 and the six months ended June 30, 2020 to the same periods in prior year are not meaningful. Throughout this MD&A, the Company has provided analysis based on quarter-over-quarter results.
Earnings from mine operations

Revenue for Q2 2020 was $215.4 million on sales of 125,824 oz of gold (Q1 2020 – $130.0 million; Q2 2019 – $35.4 million) and for the six months ended June 30, 2020 was $345.4 million on sales of 208,454 oz of gold (six months ended June 30, 2019 – $70.8 million). The increase in revenue from comparative periods is primarily due to increased gold ounces sold as the result of acquiring the Leagold mines in March 2020. Sales from the acquired sites contributed 75,479 oz for the period from acquisition on March 10, 2020 to June 30, 2020, generating revenue of $126.1 million. In addition, Aurizona achieved commercial production on July 1, 2019, so there are no comparative results for the first half of 2019. The Company’s realized gold price also increased to $1,712 per oz in Q2 2020 from $1,574 per oz in Q1 2020 (Q2 2019 – $1,318 per oz; six months ended June 30, 2019 –$1,308 per oz).

Operating expenses increased in Q2 2020 to $96.3 million (Q1 2020 – $69.6 million; Q2 2019 – $24.0 million) and for the six months ended June 30, 2020 to $165.9 million (six months ended June 30, 2019 – $48.2 million). Depreciation and depletion in Q2 2020 was $34.0 million (Q1 2020 – $17.2 million; Q2 2019 – $3.8 million) and for the six months ended June 30, 2020 was $51.2 million (six months ended June 30, 2019 – $8.0 million). The increase in operating costs and depreciation and depletion from the comparative periods is due to a full quarter of production from Aurizona and the Leagold mines.

Care and maintenance
Care and maintenance costs in Q2 2020 were $16.8 million and for the six months ended June 30, 2020 were $17.8 million (Q1 2020 – $0.9 million; Q2 2019 and six months ended June 30, 2019 – nil). The Company incurred $14.4 million at Los Filos, $0.9 million at RDM and $1.5 million at Pilar in care and maintenance and subsequent ramp-up costs during their respective temporary suspensions due to the COVID-19 pandemic. During Q2 2020, the Company spent $0.8 million at Santa Luz on care and maintenance.

28

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Exploration
Exploration in Q2 2020 was $3.9 million (Q1 2020 – $2.6 million; Q2 2019 – $3.2 million) and for the six months ended June 30, 2020 was $6.6 million (six months ended June 30, 2019 – $6.1 million). The increase in exploration expenditures over the comparative periods is the result of increased exploration activity at a larger number of properties.
General and administration
General and administration expenditures in Q2 2020 were $10.0 million (Q1 2020 – $6.6 million; Q2 2019 – $3.7 million) and for the six months ended June 30, 2020 were $16.6 million (six months ended June 30, 2019 – $6.8 million). The increase from comparative periods was primarily due to non-cash share based compensation expenses due to the increased number of employees as the Company has grown from a single asset developer to a multi-asset producer. This expense increased in Q2 2020 to $3.2 million (Q1 2020 – $0.1 million; Q2 2019 – $1.0 million) and the six months ended June 30, 2020 to $3.3 million (six months ended June 30, 2019 – $1.1 million). The increase was mainly due to higher cash-settled share based compensation as a result of an increase in the Company’s share price. Included in general and administration expenditures for the three and six months ended June 30, 2020 was $0.2 million and $2.6 million, respectively, in acquisition costs related to the Leagold Merger.
Other expense

Other expense is comprised of finance (including interest) expense, finance income and other income (expense).

Other expense for Q2 2020 was $93.9 million (Q1 2020 – other income of $14.0 million; Q2 2019 – other expense of $10.6 million) and for the six months ended June 30, 2020 was $78.9 million (six months ended June 30, 2019 – $14.9 million). Other expense in Q2 2020 and the six months ended June 30, 2020 was largely driven by losses of $44.6 million and $23.5 million, respectively, on the change in fair value of gold collar and forward swap contracts, which were acquired as part of the Leagold Merger. For the three and six months ended June 30, 2020, losses of $4.1 million and $22.6 million, respectively, were recorded on the change in fair value of foreign exchange contracts due to significant depreciation of the Brazilian Réal. The Company also recognized non-cash losses of $48.8 million and $38.7 million for the three and six months ended June 30, 2020, respectively, on the change in fair value of share purchase warrants, which resulted from an increase in the Company’s share price at June 30, 2020. The Company’s share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars, which differs from the Company’s US dollar functional currency. Accordingly, the Company’s share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss.

Finance expense in Q2 2020 was $11.4 million (Q1 2020 – $6.9 million; Q2 2019 – $3.3 million) and for the six months ended June 30, 2020 was $18.3 million (six months ended June 30, 2019 – $7.1 million). The increase from prior periods is due to higher debt balances arising from the Leagold Merger and related financings completed in March 2020. Finance income in Q2 2020 was $0.4 million (Q1 2020 – $0.3 million; Q2 2019 – $0.5 million) and for the six months ended June 30, 2020 was $0.6 million (six months ended June 30, 2019 – $1.3 million). The decrease is due to less accretion of non-current receivables and interest income on cash deposits.

Tax expense
Tax expense in Q2 2020 was $8.1 million (Q1 2020 – $30.4 million; Q2 2019 – $1.2 million recovery) and for the six months ended June 30, 2020 was $38.5 million (six months ended June 30, 2019 – $0.8 million). The increase in tax expense from comparative periods in the prior year was due to increased taxable income as the result of increased income from five additional operating mines.

29

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through June 30, 2020:
$ amounts in millions, except per share amounts	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Revenue	$215.4	$130.0	$119.0	$91.9
Operating costs	(96.3)	(69.6)	(61.0)	(49.9)
Depreciation and depletion	(34.0)	(17.2)	(19.4)	(11.2)
Earnings from mine operations	85.1	43.2	38.5	30.8
Care and maintenance	(16.8)	(0.9)	-	-
Exploration	(3.9)	(2.6)	(1.7)	(0.9)
General and administration	(10.0)	(6.6)	(9.9)	(3.3)
Income from operations	54.3	33.0	26.9	26.5
Other income (expense)	(105.0)	8.3	(32.6)	(14.9)
Net income (loss) before taxes	(50.6)	41.3	(5.7)	11.6
Tax expense	(8.1)	(30.4)	(2.8)	(3.5)
Net income (loss) and comprehensive income (loss)	(58.7)	10.9	(8.5)	8.1
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	(0.26)	0.08	(0.08)	0.07
	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Revenue	$35.4	$35.4	$30.2	$-
Operating costs	(24.0)	(24.1)	(19.0)	-
Depreciation and depletion	(3.8)	(4.2)	(4.2)	-
Earnings from mine operations	7.6	7.1	6.9	-
Exploration	(3.2)	(2.9)	(3.9)	(2.6)
General and administration	(3.7)	(3.1)	(6.7)	(3.0)
Asset impairment	-	-	(13.3)	-
Income (loss) from operations	0.7	1.0	(17.0)	(5.6)
Other expense	(13.5)	(7.3)	(8.3)	(2.2)
Loss before taxes	(12.7)	(6.3)	(25.3)	(7.8)
Tax recovery (expense)	1.2	(2.0)	(0.6)	(0.3)
Net loss from continuing operations	(11.5)	(8.3)	(25.9)	(8.1)
Loss from discontinued operation	-	-	-	(0.9)
Net loss and comprehensive loss	(11.5)	(8.3)	(25.9)	(9.0)
Net loss per share from continuing operations attributable to Equinox Gold shareholders basic and diluted	(0.09)	(0.07)	(0.25)	(0.09)

30

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Liquidity and Capital Resources
Working capital

At June 30, 2020, Equinox Gold had $494.1 million (December 31, 2019 – $67.7 million) in unrestricted cash. The Company had working capital of $516.9 million at June 30, 2020, compared to $16.7 million at December 31, 2019. The increase in working capital from December 31, 2019 was largely due to the Leagold Merger as well as $163.3 million in proceeds received from warrant and option exercises and $180 million drawn from the Company’s senior secured credit facilities.

As at June 30, 2020, trade and other receivables were $40.2 million (December 31, 2019 – $27.4 million) comprised of $5.2 million (December 31, 2019 – $nil) receivable from gold sales, $18.9 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2019 – $11.7 million); and $11.5 million (December 31, 2019 – $12.0 million) receivable from Serabi Gold plc from the sale of Anfield’s Coringa project.

Current inventory at June 30, 2020 totalled $150.8 million, up from $46.3 million at December 31, 2019. The increase in inventories was due to the addition of inventories acquired as part of the Leagold Merger.

Current liabilities at June 30, 2020 were $197.1 million (December 31, 2019 – $131.9 million). The increase in current liabilities was mainly due to derivative liabilities for gold collars and forward swap contracts assumed in the Leagold Merger and trade accounts payables from the Leagold sites.

In March 2020, the Company drew $180 million under its senior secured credit facilities as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic. The Company has no immediate need for the funds and management is reviewing when it may repay the amounts drawn. However, management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company’s assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

Cash flow

The Company generated $83.7 million in cash from operations in Q2 2020 (Q2 2019 - $12.1 million cash used in operations) and $72.3 million in the six months ended June 30, 2020 (six months ended June 30, 2019 – $17.2 million cash used in operations). The increase resulted from increased production from six operating mines, as compared to one operating mine through Q2 2019, and higher realized gold prices.

Cash used in investing activities in Q2 2020 was $43.2 million (Q2 2019 – $24.5 million) and in the six months ended June 30, 2020 was $22.4 million (six months ended June 30, 2019 – $70.2 million). On closing of the Leagold Merger, the Company acquired $55.2 million in cash, which was offset by capital expenditures of $34.5 million and $39.9 million in Q1 2020 and Q2 2020, respectively.

Cash provided by financing activities in Q2 2020 was $150.1 million (Q2 2019 – $45.5 million) and in the six months ended June 30, 2020 was $378.6 million (six months ended June 30, 2019 – $58.4 million). During Q2 2020, the Company received $157.5 million in proceeds from the exercise of warrants and options. Additionally, the Company received $12.1 million from the issuance of Notes and Shares to Pacific Road upon exercise of its anti-dilution right. These investing proceeds received were offset by $22.4 million paid to extinguish the Company’s Standby Loan and Convertible Debenture. During Q1 2020, the Company issued $130 million in convertible notes and drew $200 million from its senior credit facilities, proceeds of which were used to repay $320 million debt outstanding in Leagold at the acquisition date. The Company also completed a $40 million private placement concurrent with the Leagold Merger. In late March, the Company drew the remaining $180 million available under its credit facilities, in response to economic uncertainties surrounding the COVID-19 pandemic.

31

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Share capital transactions
The Company issued shares in conjunction with the following transactions during H1 2020:
# Shares
Balance December 31, 2019	113,452,363

Issued in Leagold Merger	94,635,765
Issued in private placement	6,472,491
Issued on exercise of Pacific Road anti-dilution right	461,947
Issued on exercise of warrants, stock options and vested RSUs	24,756,466
Balance June 30, 2020	239,779,032

Outstanding Share Data
As at the date of this MD&A, the Company has 241,051,557 shares issued and outstanding, 3,708,097 shares issuable under stock options, 19,367,045 shares issuable under share purchase warrants and 2,054,201 shares issuable under restricted share units (RSUs). The Company also has 44,458,207 shares issuable under in-the-money convertible notes. The fully diluted outstanding share count is 310,639,107.

Commitments and Contingencies
At June 30, 2020, the Company had the following contractual obligations outstanding:
$ amounts in thousands	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter
Loans, borrowings and interest	$898.0	$31.1	$57.3	$56.4	$589.0	$164.2	$—
Accounts payable and accrued liabilities	108.8	108.8	—	—	—	—	—
Reclamation payments(1)	161.2	5.4	10.1	11.0	7.9	9.8	116.9
Purchase commitments	59.4	48.0	11.1	0.2	0.1	—	—
Gold contracts	92.4	40.2	52.2	—	—	—	—
Foreign exchange contracts	20.9	18.5	2.4	—	—	—	—
Lease payments	18.6	6.3	4.4	4.1	3.8	—	—
Total	$1,359.3	$258.3	$137.6	$71.7	$600.8	$174.0	$116.9

(1)  Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At June 30, 2020, the Company recorded a legal provision for these items totaling $11.7 million (December 31, 2019 – $4.0 million) which is included in other long-term liabilities.

32

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At June 30, 2020, the Company has recorded restricted cash of $8.0 million (December 31, 2019 – $13.9 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

The Company is reviewing tax contingencies in relation to compliance with certain pre-export finance and other loans in Brazil. The outcome of these matters is not readily determinable at this time but could have a material impact on the Company.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

If the Company is unable to resolve all these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company will continue to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2020, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to rapidly evolve. The magnitude of its effects on the global economy, and on the Company’s financial and operational performance, is uncertain at this time.

Related Party Transactions

The Company’s Chairman, Ross Beaty, is a related party. His $36.0 million subscription for common shares in connection with the Leagold Merger and related financings is a related party transaction.

During the three months ended June 30, 2020, the Company repaid in full the $13.7 million in principal and accrued interest due on the Standby Loan to Mr. Beaty.

A 12-month, unsecured $20.0 million revolving credit facility provided to the Company by Mr. Beaty expired in April 2020 with no amounts drawn.

33

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Non-IFRS Measures
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine free cash flow, adjusted EBITDA, net debt, and sustaining and expansion capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Cash costs and cash costs per ounce sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cast costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per ounce sold
The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.
Cash cost and AISC reconciliation
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.
	Three months ended			Six months ended
$’s in millions, except oz and per oz figures	June 30, 2020	March 31, 2020	December 31, 2019	June 30, 2020
Gold oz sold	$125,824	82,629	80,330	208,454
Operating expenses	96.3	69.6	61.0	165.9
Add: other adjustments	1.4	0.6	—	2.0
Total cash costs	97.7	70.2	61.0	167.9
Cash costs per gold oz sold	$776	849	759	807
Total cash costs	$97.7	70.2	61.0	167.9
Add: Sustaining capital expenditures	13.3	8.2	6.0	21.5
Reclamation expenses	2.0	1.3	1.0	3.3
Sustaining exploration expensed	0.3	0.3	0.2	0.6
Total AISC	113.2	80.0	68.2	193.3
AISC per gold oz sold	$900	968	848	927

34

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Sustaining and expansion capital reconciliation
The following table provides a reconciliation of sustaining and expansion capital to the most directly comparable IFRS measure on an aggregate basis.
	Three months ended			Six months ended
$’s in millions	June 30, 2020	March 31, 2020	December 31, 2019	June 30, 2020
Capital additions on mineral properties, plant and equipment(1)	$53.6	31.0	28.3	84.6
Less: Expansion capital expenditures	(12.7)	(8.5)	(7.8)	(21.2)
Capital expenditures from development projects and corporate(3,4)	(27.6)	(14.3)	(14.5)	(41.9)
Sustaining capital expenditures	$13.3	8.2	6.0	21.5

(1)    Per note 6 of the condensed consolidated interim financial statements.

(2)    Capital additions are net of value added tax credits related to Aurizona construction.

(3)    For the three months ended June 30, 2020, March 31, 2020 and December 31, 2019, expansion capital expenditures includes Castle Mountain construction expenditures and Corporate capital expenditures.

(4)    For the three and six months ended June 30, 2020, capital expenditures from development projects includes non-cash addition of right-of-use asset associated with leases recognized in the period totaling $13.4 million.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$’s in millions	June 30, 2020	March 31, 2020	December 31, 2019	June 30, 2020
Operating cash flow before non-cash changes in working capital	$61.0	23.2	36.1	84.2
Add: Operating cash flow used by non-mine site activity(1)	41.3	34.1	20.8	75.4
Cash flow from operating mine sites	102.3	57.3	56.9	159.6

Mineral property, plant and equipment additions	53.6	31.0	28.3	84.6
Less: Capital expenditures from development projects and corporate	(27.6)	(14.3)	(14.5)	(41.9)
Capital expenditure from mine sites	26.0	16.7	13.8	42.7
Total mine site free cash flow	$76.3	40.6	43.1	116.9

(1) Includes taxes paid which are not factored into mine site free cash flow and finance fees paid which are included in operating cash flow before non-cash changes in working capital on the statement of cash flows.

35

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
EBITDA, adjusted EBITDA and AISC contribution margin
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and all-in sustaining contribution margin to evaluate the Company’s performance and ability to generate cash flows and service debt. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provides the calculation of AISC contribution margin and adjusted EBITDA, as adjusted and calculated by the Company for the three months ended June 30, 2020, March 31, 2020, December 31, 2019, and the six months ended June 30, 2020.
AISC Contribution Margin
	Three months ended			Six months ended
$’s in millions	June 30, 2020	March 31, 2020	December 31, 2019	June 30, 2019
Revenue	$215.4	130.0	119.0	345.4
Less: AISC	113.2	(80.0)	(68.2)	193.3
AISC contribution margin	$102.2	50.0	50.8	151.1

Adjusted EBITDA
	Three months ended			Six months ended
$’s in millions	June 30, 2020	March 31, 2020	December 31, 2019	June 30, 2020
Net income (loss) before tax	$(50.6)	41.3	(5.7)	(9.3)
Depreciation and depletion	34.2	17.4	19.7	51.6
Finance costs	11.4	6.9	5.1	18.3
Finance income	(0.4)	(0.3)	(0.6)	(0.6)
EBITDA	(5.4)	65.3	18.5	60.0
Non-cash share-based compensation	3.2	0.1	2.0	3.3
Non-cash change in fair value of warrants	48.8	(10.1)	26.8	38.7
Unrealized loss (gain) on gold contracts	37.6	(22.8)	—	13.9
Unrealized loss (gain) on foreign exchange contracts	4.1	18.3	(3.2)	22.6
Unrealized foreign exchange (gains) losses	(6.1)	(7.4)	1.5	(13.6)
Other expenses (income)(1)	0.5	6.1	2.3	7.2
Adjusted EBITDA	$82.7	49.5	47.9	132.1
(1) For the three months ended March 31, 2020, other expenses primarily relates to $6.9 million in expected credit losses recognized.

36

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average umber of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company for the three months ended June 30, 2020, March 21, 2020, December 31, 2019, and the six months ended June 30, 2020.
	Three months ended			Six months ended
$’s in millions	June 30, 2020	March 31, 2020	December 31, 2019	June 30, 2020
Basic weighted average shares outstanding	227,940,632	138,000,552	113,420,056	182,970,592
Diluted weighted average shares outstanding	278,157,604	166,823,379	141,965,548	225,973,092
Net income (loss) attributable to Equinox Gold shareholders	$(58.7)	10.9	(8.5)	(47.8)
Add: Non-cash share-based compensation	3.2	0.1	2.0	3.3
Non-cash change in fair value of warrants	48.8	(10.1)	26.8	38.7
Unrealized loss (gain) on gold contracts	37.6	(22.8)	—	13.9
Unrealized loss (gain) on foreign exchange contracts	4.1	18.3	(3.2)	22.6
Unrealized foreign exchange (gains) losses	(6.1)	(7.5)	1.5	(13.6)
Other expenses (income)(1)	0.5	6.1	2.3	7.2
Unrealized foreign exchange (gains) losses recorded in deferred tax expense(2)	(2.8)	22.1	1.8	19.4
Adjusted net income	26.6	17.1	22.7	43.7
Per share – basic ($/share)	$0.12	0.12	0.20	0.24
Per share – diluted ($/share)	$0.10	0.10	0.16	0.19

(1)    For the three months ended March 31, 2020, other expenses primarily relates to $6.9 million in expected credit losses recognized.

(2)    Comparative periods have been restated to conform to the current period presentation to adjust for unrealized foreign exchange losses recorded in deferred tax expense.

37

Management’s Discussion and Analysis For the three and six months ended June 30, 2020
Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.
	June 30, 2020	March 31, 2020	December 31, 2019
Current portion of loans and borrowings	$-	22.0	61.6
Non-current loans and borrowings	738.4	727.9	202.5
Total debt	738.4	749.9	264.1
Less: Cash and cash equivalents	(494.1)	(303.1)	(67.7)
Net debt	$244.2	446.8	196.3

Accounting Matters
Significant accounting policies
Except as described below, the accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.
Depletion of mineral properties
The carrying amounts of mineral properties are amortized using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves, and, in the case of certain underground mines, certain measured and indicated resources.
Use of judgement and estimates
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the consolidated financial statements for the year ended December 31, 2019, except as noted below:
(i) Acquisitions
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Leagold on March 10, 2020 met the criteria of a business combination and that Equinox was the acquirer.

38

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

(ii) Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Leagold Merger are disclosed in note 4 of the condensed consolidated interim financial statements.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

During the three and six months ended June 30, 2020, Equinox Gold substantially completed the implementation of a new Enterprise Resource Planning (“ERP”) system. The implementation of that ERP system is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementation of the new ERP system, there was no change in our internal control over financial reporting that occurred during the period ended June 30, 2020, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures or internal control over financial reporting, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorised override of the control. Accordingly, because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Notes and Forward-looking Statements

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to our operations, the strategic vision for the Company and expectations regarding expanding production capabilities and future financial or operational performance, Equinox Gold’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; development at Los Filos, Castle Mountain, Santa Luz and Aurizona being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; the Company’s Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

39

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company’s MD&A dated February 28, 2020 for the year ended December 31, 2019 and its Annual Information Form dated May 13, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Estimates of Measured, Indicated and Inferred Mineral Resources

Information regarding reserve and resource estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. While an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

40

Management’s Discussion and Analysis For the three and six months ended June 30, 2020

Technical Information
Attie Roux, P.Eng., Chief Operating Officer, Doug Reddy, P.Geo, EVP Technical Services, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

41